EXHIBIT 99.1

Press release	Trades under the symbol (TSX): PJC.SV.A
For immediate release

THE JEAN COUTU GROUP - FEBRUARY SAME STORE SALES INCREASE 4.0% IN THE CANADIAN
NETWORK AND 1.5% IN THE UNITED STATES NETWORK

Longueuil, Quebec, March 9, 2006 - The Jean Coutu Group (PJC) Inc. (the "Company" or the "Jean Coutu Group") today announced retail sales results for the four weeks ended February 25, 2006. Retail sales growth percentages quoted herein are denominated in local currency in order to exclude the impact of currency rate fluctuations. Please note that monthly retail sales numbers are preliminary and unaudited.

Monthly Retail Sales

For the four weeks ended February 25, 2006, both of the Company's networks showed an increase in sales. This growth was negatively impacted by a difficult comparison with last year's stronger flu season in eastern North America. Flu-related sales in both the pharmacy and the front-end's cough and cold categories were lower in this period.

The Canadian franchise network's retail sales were up 4.0%, pharmacy sales gained 7.6% and front-end sales decreased 0.5% year-over-year in terms of comparable stores. The network showed a 4.0% increase in total retail sales compared with the same period last year. Retail sales for the period were $193.6 million.

The United States corporate pharmacy network retail sales increased 1.5%, pharmacy sales increased 2.7% and front-end sales decreased 1.4% year-over-year in terms of comparable stores. The impact of generic drugs replacing brand drugs on US pharmacy sales growth was 224 basis points for the period. The front-end sales decrease was principally attributable to the decline in the photo category due to digital conversion as well as lower flu-related sales. The network posted a 0.5% increase in total retail sales when compared with the same period of the 2005 fiscal year, reflecting the closure of 78 non-performing Eckerd drugstores during the first quarter. Retail sales for the period were $754.6 million.

RETAIL SALES GROWTH
FEBRUARY 2006	Canada (1)	USA

Same store sales growth
Total	4.0%	1.5%
Pharmacy	7.6%	2.7%
Front-end	-0.5%	-1.4%

Total sales growth
Total	4.0%	0.5%
Pharmacy	7.7%	1.8%
Front-end	-0.5%	-2.9%

Sales mix
Pharmacy	60%	73%
Front-end	40%	27%

(1) Franchised outlets' retail sales are not included in the Company's consolidated financial statements.

Year-to-Date Retail Sales

For the thirty-nine-week period ended February 25, 2006, the Company's Canadian franchise network showed a 4.0% increase in retail sales compared with the same period last year.

The United States corporate pharmacy network posted a 21.8% increase in retail sales when compared with the same period of the 2005 fiscal year, reflecting the acquisition of Eckerd drugstores on July 31, 2004.

About The Jean Coutu Group

The Jean Coutu Group (PJC) Inc. is the fourth largest drugstore chain in North America and the second largest in both the eastern United States and Canada. The Company and its combined network of 2,175 corporate and franchised drugstores (under the banners of Brooks and Eckerd Pharmacy, PJC Jean Coutu, PJC Clinique and PJC Santé Beauté) employ more than 60,000 people.

The Jean Coutu Group's United States operations employ 46,000 people and comprise 1,853 corporate owned stores located in 18 states of the Northeastern, mid-Atlantic and Southeastern United States. The Jean Coutu Group's Canadian operations and franchised drugstores in its network employ over 14,000 people and comprise 322 PJC Jean Coutu franchised stores in Quebec, New Brunswick and Ontario.

Certain statements contained in this press release may constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The words "looking forward," "looking ahead," "believe(s)," "should," "may," "expect(s)," "anticipate(s)," "likely," "opportunity," and similar expressions, among others, identify forward-looking statements. The Company undertakes no obligation to update any forward-looking statements contained in this press release.

Source:	The Jean Coutu Group (PJC) Inc.

Michael Murray
Director, Investor Relations
(450) 646-9611, ext. 1068

Information:	Hélène Bisson
Director, Public Relations
(450) 646-9611, ext. 1165
Toll free: 1-866-878-5206